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Aaron C. Hendricson	Direct Dial: 214-922-3412	Email: aaron.hendricson@alston.com

February 17, 2016

Via UPS Next-Day Air Delivery

Ms. Jennifer Gowetski, Special Counsel Office of Real Estate and Commodities Division of Real Estate Finance U.S. Securities and Exchange Commission 100 F Street, Mail Stop 3233 Washington, DC 20549

Re:	Hartman VREIT XXI, Inc. File No. 333-207711

Dear Ms. Gowetski:

This letter sets forth the response of our client, Hartman vREIT XXI, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated January 29, 2016 regarding the Issuer’s Registration Statement on Form S-11 (the “Registration Statement”) related to the Issuer’s offering of its common stock (the “Offering”).  In connection with the submission of this correspondence, the Issuer has also filed Amendment No. 2 to the Registration Statement (“Amendment No. 2”) with the Commission via EDGAR. For convenience of reference, this response letter includes the same caption and paragraph number, as well as the text of the comment, set forth in your January 29, 2016 comment letter followed by the Issuer’s response.  References to page numbers in the Issuer’s responses are references to page numbers of Amendment No. 2.

Prospectus Summary, page 9

1.

Comment:

We note your response to prior comment 14.  Please briefly revise the summary to more specifically describe those affiliates that are still raising funds and purchasing property, including the size of the affiliates, the amount of funds yet to be invested and how you intend to allocate investment opportunities.

Response:

 The Issuer has made the requested revisions to the summary section of the prospectus included in the Registration Statement (the “Prospectus”).

Prior Performance Summary, page 108

2.

Comment:

We note your revisions regarding Hartman Commercial Properties REIT.  Please revise to briefly describe how all connections with your sponsor were terminated in 2006.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Response:

 The Issuer has revised the Prior Performance Summary section of the Prospectus to include additional information regarding how Hartman Commercial Properties REIT terminated all connections with the Issuer’s sponsor in 2006.

3.

Comment:

We note your response to prior comment 18 and the disclosure on page 109 that describes Hartman Development Fund LLC as ‘operating.’  Please revise this section and the prior performance tables to clarify whether Hartman Development Fund, LLC is operating and describe its merger with Hartman Short Term Income Properties XIX, Inc.  In addition, please clarify that Hartman Development Fund LLC has not provided a liquidity event or advise.

Response:

The Issuer confirms that Hartman Development Fund LLC’s private offering ended in 2013.  The fund merged with and into Hartman Short Term Income Properties XIX, Inc. effective May 30, 2013. The Issuer has revised the chart included in the Prior Performance Summary section of the Prospectus to state that the Hartman Development Fund is “closed.”

Note 2 – Summary of Significant Accounting Policies

Organization and Offering Costs, page F-5

4.

Comment:

We have reviewed your response to comment 19 and the revisions made to the registration statement.  While offering costs may properly be deferred and charged against the gross proceeds of the offering costs pursuant to SB Topic 5A, organization costs should be expensed as incurred pursuant to the guidance outlined within paragraph 720-15-25-1 of the FASB Accounting Standards Codification.  Please clarify and revise accordingly.

Response:

 The Issuer will revise the disclosure on page F-5 of the Registration Statement as shown below:

  ~~When recorded by the Company, organization and offering costs will be recorded as an offset to additional paid in capital~~. When recorded by the Company, organization costs will be expensed as incurred, and offering costs, which include selling commissions and dealer manager fees, will be deferred and charged to stockholders’ equity as such amounts are reimbursed to the Advisor, the Dealer Manager or their affiliates from the gross proceeds of the Offering.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Aaron C. HendricsonAaron C. Hendricson

cc:	T. Levette Bagwell, Paralegal, Alston & Bird LLP